Filed with the Securities and Exchange Commission on September 6, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALTERA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $.001 per share

(Title of Class of Securities)

021441100

(CUSIP Number of Class of Securities of Underlying Common Stock)

Katherine E. Schuelke

Vice President, General Counsel and Secretary

101 Innovation Drive

San Jose, California 95134

(408) 544-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Robert M. Mattson

Jaclyn Liu

425 Market Street

San Francisco, California 94105

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,907,038	$58.55

*	Calculated solely for purposes of determining the filing fee. This amount assumes that all outstanding options as of July 20, 2007 eligible for tender covering an aggregate of 77,208 shares of common stock of Altera Corporation having an aggregate maximum value of $1,907,038 as of July 18, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58.55.	Filing Party: Altera Corporation.

Form or Registration No.: 005-39953.	Date Filed: July 24, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

CUSIP NO. 67066G 10 4

Schedule TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Altera Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 24, 2007, relating to the offer by the Company (the “Offer”) to Eligible Optionees (as defined in the Offering Memorandum filed as Exhibit 99.(a)(1)(A) to the Schedule TO) to amend the Eligible Portions of Eligible Options (as each term is defined in the Offering Memorandum) to include new restrictions on the exercisability of these options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations issued by the U.S. Internal Revenue Service thereunder. This Amendment is the final amendment to the Schedule TO and reports the results of the Offer. This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended.

Except as amended and supplemented hereby, all terms of the Offer and all other disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

ITEM 4.	TERMS OF THE TRANSACTION.

    (a) Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following sentences:

The Offer expired at 5:00 p.m., Pacific Time, on Friday, August 31, 2007. Pursuant to the terms of the Offer, the Company has accepted for amendment Eligible Portions of Eligible Options to purchase 61,210 shares of its common stock. The Company has sent or will send via email each Eligible Optionee who made an election to either participate or not participate in the Offer a Final Election Confirmation Statement substantially in the form of Exhibit 99.(a)(1)(H) to the Schedule TO, confirming each such Eligible Optionee’s final elections with respect to their Eligible Portions of Eligible Options.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2007

ALTERA CORPORATION

By:	/s/ Katherine E. Schuelke

Katherine E. Schuelke
Vice President, General Counsel and Secretary

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)	Offer to Amend Eligible Option Grants, dated July 24, 2007, filed with the SEC on July 24, 2007 as an Exhibit to the Schedule TO and incorporated herein by reference.

99.(a)(1)(B)	Email of Announcement of Offer, filed with the SEC on July 24, 2007 as an Exhibit to the Schedule TO and incorporated herein by reference.

99.(a)(1)(C)	Frequently Asked Questions: Section 409A, filed with the SEC on July 24, 2007 as an Exhibit to the Schedule TO and incorporated herein by reference.

99.(a)(1)(D)	Employee Presentation Materials, filed with the SEC on July 24, 2007 as an Exhibit to the Schedule TO and incorporated herein by reference.

99.(a)(1)(E)	Form of Eligible Option Grant Detail Statement, filed with the SEC on July 24, 2007 as an Exhibit to the Schedule TO and incorporated herein by reference.

99.(a)(1)(F)	Election Form, filed with the SEC on July 24, 2007 as an Exhibit to the Schedule TO and incorporated herein by reference.

99.(a)(1)(G)	Form of Email Election Confirmation Statement (Pre-Expiration Time), filed with the SEC on July 24, 2007 as an Exhibit to the Schedule TO and incorporated herein by reference.

99.(a)(1)(H)	Form of Email Final Election Confirmation Statement (Post-Expiration Time), filed with the SEC on July 24, 2007 as an Exhibit to the Schedule TO and incorporated herein by reference.

99.(a)(1)(I)	Altera Corporation’s Annual Report on Form 10-K, for its fiscal year ended December 29, 2006, filed with the SEC on February 27, 2007 and incorporated herein by reference.

99.(a)(1)(J)	Altera Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended March 30, 2007, filed with the SEC on May 8, 2007, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	Altera Corporation’s 1996 Stock Option Plan, as amended effective as of May 11, 2004 (incorporated by reference herein to Altera Corporation’s Current Report on Form 8-K filed with the SEC on April 26, 2005).

99.(d)(1)(B)	Form of Stock Option Agreement under 1996 Stock Option Plan (incorporated by reference to Altera Corporation’s Annual Report on Form 10-K for the fiscal year ended December 27, 2002, filed with the SEC on March 11, 2003).

99.(g)	Not applicable.

99.(h)	Not applicable.